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                               October 14, 2021

       Hermann Lubbert, Ph.D.
       Chief Executive Officer
       Biofrontera Inc.
       120 Presidential Way, Suite 330
       Woburn, MA 01801

                                                        Re: Biofrontera Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed October 14,
2021
                                                            File No. 333-257722

       Dear Dr. Lubbert:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-1

       Summary, page 1

   1. We reissue our oral comment as further discussed this morning. As discussed, as Ameluz has not been submitted
to the FDA for an IND for all indications included in the product table, including those
indicated as "Phase III," revise the product development table to depict the products in
a traditional pipeline format, indicating the current FDA status of all indications. For those
indications for which an IND has not been submitted, remove them from the pipeline table
to the extent they are not material. To the extent indications for which an IND has not
been submitted are material, indicate the expected IND submission date, to the extent
known.
 Hermann Lubbert, Ph.D.
FirstName
BiofronteraLastNameHermann   Lubbert, Ph.D.
            Inc.
Comapany
October 14,NameBiofrontera
            2021           Inc.
October
Page 2 14, 2021 Page 2
FirstName LastName
       You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Stephen E. Older, Esq.